

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Room 4561

July 26, 2006

VA Partners, LLC
c/o Allison Bennington
435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

> **Re: Acxiom Corporation**
> **Revised Preliminary Proxy Statement**
> **Definitive Additional Material filed on July 20, 2006 by VA Partners, LLC**
> **File No. 0-13163**

Dear Ms. Bennington:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Definitive Additional Material filed on July 20, 2006

Bring "True Independence" to the Board at ACXIOM

1.   Please provide the basis for the use of the phrase "cynical decision." As we have noted in prior staff comment letters, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

2.   Disclose the location of Acxiom's "current statements about 'improved' performance" and clarify how those statements "ring hollow against a multi-year backdrop of broken promises." Explain the basis for your statement that Acxiom has "broken promises."

Spotlight on Acxiom

3.   Explain your use of the phrase "detail beneath the spin."

Summary of Acxiom Proxy Disclosure

4.   Please provide a more complete description of the nature of the payments outlined and how you came to the conclusion that they should be considered "for the benefit of" the named entities.

The Querencia Connection

5.   Please provide a more descriptive analysis of the impact on Acxiom's corporate governance, financial performance, and/or shareholder value that results from the disclosed associations with La Querencia.

6.   We note your statement that the "Acxiom board of directors . . . have touted achievements that . . . have been blunders and highlight the lack of professionalism and experience at the board level." Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without specific factual foundation. Refer to Rule 14a-9 under the Exchange Act.

7.   Provide a more complete description of the implication of the disclosure addressing the appointment of William T. Dillard II as Lead Independent Director and the communications from the Acxiom board.

Weak Fiduciary Decisions

8.   We refer you to prior comment 1 of our letter dated July 7, 2006. Please support your assertions regarding Mr. Controneo and H&R Block as they relate to the interests of the SEC, IRS, NASD and New York Attorney General.

9.   Your disclosure regarding the "reality" of the replacement of Mr. Gambill suggests that Mr. Durham is not an independent board member. However, it does not appear that your assertions regarding Mr. Durham's relationship with Mr. McLarty and his membership of Querencia supports your implication that Mr. Durham is not independent. If you continue to disclose these assertions, please revise to clarify the basis for your belief that the examples you provide impact the independence of Mr. Dunham as it relates to definition of "independence" set forth by the NASD.

10.   We refer you to your disclosure regarding the appointment of William T. Dillard II and the accompanying "reality." Please expand to explain the significance of the "reality" as disclosed. In this regard, explain how the continued communications from Mr. Morgan impact the independence of Mr. Dillard or how the cited "reality" supports your assertions regarding the "fiduciary decisions" of the Acxiom board.

Historical Stock Price Performance

11.   Disclose the basis for your belief that "Acxiom's recent improved stock performance has been primarily driven by Value Act Capital offers."

12.   We refer you to the indexed stock price performance of the comparables. Please expand your disclosure to provide a materially complete discussion regarding the selection of the referenced comparables. Are the comparables the same companies that were included in Acxiom's comparison of 5 year cumulative total return that was disclosed in its 2005

proxy statement? If not, please explain why you have chosen different comparables and disclose the criteria that was used to choose the selected comparables. Also, revise to clarify whether the "peers" that you reference are the same companies as those referenced in footnote 1 to the "Indexed Stock Price Performance" graph. Similar disclosure should be included as it relates to the "data marketing services" and "IT management" that are considered "peer" companies in the "Historical EBIT Margins" table.

Low Returns on Investments

13.   We refer you to the immediately preceding comment. Please expand your disclosure to provide a materially complete discussion regarding the selection of the referenced comparables noted in footnote 1 and 2 to the "Capital Spending as % of Revenue" and "Returns on Invested Capital" charts.

14.   We note the statement that Acxiom's ROIC is on par with IT management/outsourcing providers despite only 25% of sales from this segment. Please expand to explain this statement and also summarize the information found in the charts that accompany this statement to support your assertion.

Multi-Year Financials Suggest Chronic Overinvestment, Weak Cash Flow

15.   Define the use of the phrase "'build-it-and-they-will-come' approach to technology investment" and the term "marginal improvement."

Ongoing investments in "revolutionary" technology. Promised returns fail to materialize

16.   We note the columns labeled "Acxiom Promise" and "Actual Acxiom Results." If you continue to include these columns in your disclosure, please advise of the basis for your belief that the quotations taken from the annual reports of Acxiom should be characterized as "promises." In this regard, tell us why the quotations constitute "promises," in light of the fact that the quotations appear to be forward-looking statements rather than "promises." For example, the referenced quotations often use terms such as "anticipate" and "believes."

About ValueAct Capital

17.   We refer you to the disclosure that ValueAct "deliver[s] superior returns." We also refer you to the table summarizing ValueAct's investments, including its internal rate of return. This disclosure suggests that ValueAct is exclusively responsible for the return on its investments set forth in the table as a result of its involvement in the companies that it has invested in. Please expand your disclosure to support such implication. Similarly, disclose the basis for your belief that ValueAct "deliver[s] superior returns." In this regard, you should disclose ValueAct's involvement in the corporate governance of the company and specifically explain how ValueAct's involvement resulted in "superior returns." Further, regardless of your revised disclosure, you should clearly

explain that no assurance can be given that the election of your nominees will result in any increase in return of equity.

ValueAct Capital's Action Plan

18.   Please see the immediately preceding comment. Expand your disclosure to support your statement that ValueAct's "track record of governance in public market investments demonstrates [y]our success in enhancing the value creation process through [y]our participation on public company boards."

19.   Please revise to explain how ValueAct plans to raise the corporate governance rating of Acxiom. Also, for each bullet point under "Governance" expand to explain how ValueAct plans to accomplish each of the referenced "processes" and clarify how your proposals differ from those already established by the board. For example, summarize your proposed procedures for approving acquisitions and major investments and explain how your proposed procedures differ from those of the current board. Your current disclosure suggests that the current board has not established any procedures for approving acquisitions and major events. Also, how does ValueAct propose to ensure that the board acts in accordance with its fiduciary duties? Statements that imply that the board does not act in accordance with its fiduciary duties must be characterized as opinion or belief and the filing party must have a reasonable basis for any statements of belief. Absent clear support for your assertions, you should avoid statements that impugn the character, integrity or reputation of Axciom's board. See Note (b) to Rule 14a-9.

*   *   *   *

As appropriate, please amend your filing or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397, Jeff Werbitt at (202) 551-3456, or Celeste Murphy, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 with any

questions. If you need additional assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
        Christopher Karras, Esq.
        Facsimile: (215) 994-2222